                                                                    EXHIBIT 12.1

               BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                      (In thousands except ratio amounts)

                                            DLJ Brand Holdings, Inc. (Predecessor)
                                        -----------------------------------------------
                                         Year Ended December 31,      January 1, 2002        October 17, 2002         Six Months
                                        --------------------------         Through                Through                Ended
                                           2000            2002       October 16, 2002       December 31, 2002       June 30, 2003
                                        ----------      ----------   ------------------     -------------------     ---------------
EARNINGS:
  Pretax income (loss)                  $  (7,172)       $    563         $   9,753             $   (2,961)            $  (2,178)
  Fixed charges                            29,245          31,049            22,890                  7,369                16,628
                                        ---------        --------         ---------             ----------             ---------
     Earnings                              22,073          31,612            32,643                  4,408                14,450
                                        ---------        --------         ---------             ----------             ---------
FIXED CHARGES:
  Interest expense                         22,052          22,750            15,525                  7,105                16,142
  Interest portion of rental expense          855             991               789                    264                   486
  Accretion of preferred stock
  dividends of subsidiary                   6,338           7,308             6,576                     --                    --
                                        ---------        --------         ---------             ----------             ---------
     Total fixed charges                $  29,245        $ 31,049         $  22,890             $    7,369             $  16,628
                                        ---------        --------         ---------             ----------             ---------
Ratio of earnings to fixed charges
and preferred stock dividends (1)            0.8x            1.0x              1.4x                   0.6x                  0.9x
                                        =========        ========         =========             ==========             =========

(1) For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income
       (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the year ended December 31, 2000, for the period from October 17, 2002 through December 31, 2002, and for the six months ended June 30, 2003 was $7,172, $2,961 and $2,178, respectively.